90 Park Avenue

New York, NY 10016-1387

212-210-9400 | Fax: 212-210-9444

August 21, 2025

VIA EDGAR

Ms. Jaea Hahn

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

RE:	Saba Capital Income & Opportunities Fund (the “Fund”)
Registration Statement on Form N-2
File Nos.: 333-288532 and 811-05410

Dear Ms. Hahn:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received on August 4, 2025 and telephonic comments received from David Manon of the Staff on July 18, 2025 regarding the Fund’s Registration Statement on Form N-2 filed on July 3, 2025 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make on its behalf the responses discussed below.

The Fund’s responses to the comments are set forth below. For ease of reference, each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement. Appendix A shows various key disclosure changes addressing the comments that will be reflected in the Fund’s amended Registration Statement.

General:

1.	Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Comment noted.

2.	Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement in addition to the request for co-investment relief. Where the Fund has not yet received an exemptive order, please ensure throughout that the disclosure is clear that there is no guarantee that the registrant will receive such order.

Not applicable.

Ms. Jaea Hahn

August 21, 2025

Accounting comments:

Fee Table, p. 5

3.	We note that the management fee is calculated on managed assets rather than net assets at the rate shown and, therefore, the rate is understated. Please revise the fee table and expense example accordingly.

The fee table has been revised to address the comment.

4.	In footnote 4, you state that the Expense Limitation Agreement expires on July 1, 2025, a day before the current registration statement was filed with the SEC. Please clarify whether the Expense Limitation Agreement has been renewed or revise the fee table accordingly. We also note the reference to 1.05% of Managed Assets plus 0.30% of daily net assets; please confirm this is correct. Should the calculation be against net assets for both?

The requested clarification has been made.

Financial Highlights, p. 7

5.	Please note that Form N-2 requires 10 years of financial highlights. Please update accordingly.

The requested disclosure has been added.

Investment Management Agreement, p.63

6.	Please update the expiration date of the current Expense Limitation Agreement if it has been extended.

The requested update has been made.

Incorporation by Reference, p. 79

7.	Please add a hyperlink to each item incorporated by reference.

The requested hyperlinks have been added.

8.	We note that the Fund’s annual report for October 31, 2024, is now stale. Please include the Fund’s April 20, 2025, semi-annual report.

We note the comment. However, the disclosure in this section already includes the incorporation by reference of the semi-annual report for the period ended April 30, 2025.

Financial Statements

9.	We note the Fund’s financial statements for the fiscal year ended October 31. 2024 are stale. Please include April 30, 2025, semi-annual financial statements and the appropriate hyperlinks to filings.

The requested disclosure has been added.

Ms. Jaea Hahn

August 21, 2025

Exhibits

10.	We remind you that exhibit (n) consent of auditor is required before the filing may go effective.

We note the comment, and such consent will be included in the amended Registration Statement.

Legal comments:

Cover Page

11.	We note the references to warrants at the top of the cover page, underneath “Shares of Beneficial Interest” and “Rights to Purchase Shares of Beneficial Interest.” Please delete the reference or revise the prospectus to describe these warrants.

The noted reference to warrants has been deleted.

12.	We note the fund may use leverage, please also add a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1 of Form N-2 and Guidelines to Form N-2, Guide 6.

The requested disclosure has been added.

Prospectus Summary

The Fund, p. 1

13.	In the second paragraph, we note the use of April 30, 2025, as the date for reporting net assets and other information. Please consider updating to a more recent date.

We note the comment.

Investment Objectives and Policies, p.2

14.	Please clarify those securities that the Fund “will” invest in, not “may” invest in as drafted. See Item 8.2 of Form N-2.

The requested clarification has been made.

15.	Please summarize with more specificity the investments in which the fund will invest. Please also clarify the adviser’s investment process, disclosing how the adviser decides which investments to buy and sell.

The requested revisions have been made.

Ms. Jaea Hahn

August 21, 2025

Leverage, p. 2

16.	The first paragraph states that the Fund currently leverages its assets through direct borrowing under a facility with TD Bank. Supplementally, please discuss whether this agreement will be filed as an exhibit to the registration statement.

We will be including the TD Bank Agreement as an exhibit to the amended Registration Statement.

17.	The fourth sentence of the first paragraph suggests the Fund may issue debt securities or preferred shares. Please supplementally explain whether the Fund plans to issue debt or preferred shares in the next twelve months.

The Fund has no present plans to issue debt or preferred shares in the next twelve months.

Distributions, p. 3

18.	Please clarify what is being referred to in the fourth paragraph where you state “The Fund generally intends to distribute any long-term capital gains ... but is not obligated to do so.” For example, we note the taxation section on page 70 states that the Fund may retain net capital gains of any investment company and may be subject to tax at regular corporate rates on the amount retained.

The requested clarification has been made.

Special Risk Considerations, p. 4

19.	Please summarize the principal risks of investing in the Fund.

The requested disclosure has been added.

The Fund’s Investments

Investment Objectives and Policies, p. 11

20.	We note that the Fund is currently operating as a closed-end fund. Please review the discussion of the Fund’s principal strategies and risks and clarify which investments described are currently principal investments/risks of the Fund. It is unclear whether the Fund currently invests or intends to invest in all of the enumerated investments principally. To the extent the registration statement seeks to expand the Fund’s permitted principal investments by investing in these investments in the future, please so state. Please clearly identify non-principal investments.

We note the comment and have added clarifying disclosure under “The Fund’s Investments—Investment Objectives and Policies.”

21.	Where appropriate, please disclose any risks related to the Fund’s status as a non-diversified investment company.

The requested disclosure has been added.

Ms. Jaea Hahn

August 21, 2025

Closed-End Funds, p.12

22.	In the third paragraph, we note that the Fund may also invest in closed-end funds that are, or the Adviser believes may become, the subject of an activist campaign by a shareholder. Please consider highlighting this is the Summary if this will be part of the Fund’s principal strategy.

The requested disclosure has been added.

Private Credit, p. 13 and Private Equity Funds, p. 21

23.	Supplementally, please clarify the extent to which the Fund intends to invest in private funds. We may have additional comments based on your response.

We presently expect investments in private funds to not exceed 20% of the Fund’s total assets.

24.	If investments in private funds will be a significant part of the Fund’s portfolio, please discuss how the Fund anticipates addressing the possibility of information asymmetry between the information regarding the underlying private funds available to retail investors purchasing shares of the Fund on the exchange and the information available to investors that invest directly in the underlying private funds. Will the Fund make information it receives regarding the underlying private funds publicly available?

Not applicable.

Collateralized Loan Obligations, p. 15

25.	Please clarify whether the Fund may invest in all tranches including lower rated tranches.

The requested clarification has been made.

U.S. Government Debt Securities, p. 17

26.	Please consider revising the registration statement to ensure defined terms are used consistently throughout. For example, we note “STRIPS” is defined in this section but not used again until page S-16 of the SAI, where the abbreviation has a different meaning.

The requested revisions have been made.

Other Investment Companies, p. 23

27.	Please clarify what is meant by “exposure to cryptocurrency” in the last sentence of this section. See also see the same statement in the first paragraph of the “Private Funds” section. Please disclose any applicable risks, as appropriate.

The requested clarification has been made.

Ms. Jaea Hahn

August 21, 2025

Other Investments/Techniques, Derivatives, p. 24

28.	We note this section states: “The Fund typically will not gain investment exposure to the commodities market directly but may do so indirectly through investment in one or more subsidiaries.” For purposes of the comments below, the term “subsidiary” includes an entity that is (i) primary controlled by the Fund and (ii) primarily engages in investment activities in securities or other assets.

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with each subsidiary.

The requested disclosure has been added.

b.	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats each subsidiary’s debt as its own for purposes of Section 18.

The requested disclosure has been added.

c.	Disclose that any investment adviser to a subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section l 5(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

The requested disclosure has been added.

d.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

The requested disclosure has been added.

e.	Disclose any of a subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

The requested disclosure has been added.

Ms. Jaea Hahn

August 21, 2025

f.	Confirm in correspondence that: (1) each subsidiary, if a foreign entity, and its board of directors will agree to designate an agent for service of process in the United States; (2) a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; (3) the financial statements of each subsidiary will be consolidated with those of the Fund. If not, please explain why not; (4) for a wholly owned subsidiary, its management fee (including any performance fee), will be included in “Management Fees,” and its expenses will be included in “Other Expenses” in the fee table.

The Fund confirms that: (1) each subsidiary, if a foreign entity, and its board of directors (as applicable) will agree to designate an agent for service of process in the United States; (2) a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; (3) the financial statements of each subsidiary will be consolidated with those of the Fund.

Derivatives, p. 28

29.	For clarity, please consider combining this section with the earlier section describing derivatives on page 24 and the later discussion of derivatives on pages 35-37.

The requested revision has been made.

Bank Loans Risk, p. 29

30.	Please disclose the risks related to longer settlement periods for bank loans and clarify how the Fund will cover short-term liquidity needs which may arise.

The requested disclosure has been added.

Exchange Traded Fund (ETF) Risk, p. 38

31.	Please add additional risk factor disclosure clarifying that the market price of an ETF may differ from the ETF’s NAV, particularly during times of market stress.

The requested clarification has been made.

Failures of Futures Commission Merchants and Clearing Organizations Risk, p.39

Ms. Jaea Hahn

August 21, 2025

32.	Please define “CEA”.

The requested definition has been added.

Secondary Investments, p. 56

33.	With respect to secondary purchases of private fund interests, please disclose that investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV. In appropriate locations in the Prospectus, explain in plain English terms: (a) how Secondary Investments acquired at a discount may result in unrealized gains at the Fund’s next NAV calculation; (b) the impact of these unrealized gains on the Fund’s NAV and investment performance: (c) any attendant risks to the mark-up to NAV; and (d) any tax impact to Shareholders.

The requested disclosure has been added.

Sector Risk, p. 57

34.	Please clarify if the Fund currently focuses on any particular sector or industry.

The requested clarification has been made.

Senior Loan Risk, p. 57

35.	Please address how the Fund intends to meet short-term liquidity needs which may arise as a result of the lengthy settlement period described in this risk.

The requested disclosure has been made.

Rights Offering, p. 68

Where appropriate, please clarify the risk that a rights offering may substantially dilute the aggregate net asset value of the shares owned by shareholders who do not fully exercise their rights and that these shareholders should expect upon completion of the offering to own smaller proportional interest in the Fund than before the offering.

The requested clarification has been made.

Statement of Additional Information Investment

Restrictions, p. S-3 - S-4

36.	Supplementally, please explain how the Fund’s non-diversified status is consistent with fundamental investment restriction #3.

Restriction #3 has been deleted.

Incorporation by Reference, p. S-69

Ms. Jaea Hahn

August 21, 2025

37.	Please add a hyperlink to each document incorporated by reference.

The requested hyperlinks have been added.

Comments received from the Staff on July 18, 2025

Prospectus

Risks, p. 35

1.	Revise the headings related to derivatives and correctly spell derivatives.

The requested change has been made.

Statement of Additional Information

Incorporation by Reference, p. S-89

2.	Please include the Fund’s April 30, 2025 semi-annual report.

The requested disclosure has been added.

* * * * *

In addition to the above, the Fund acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 205-9106. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen
George Silfen